

Mail Stop 3561

January 28, 2010

Sharon L. McCollam
Executive Vice President,
Chief Operating and Chief Financial Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re:** **Williams-Sonoma, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2009**
> **Filed April 2, 2009**
> **File No. 1-14077**

Dear Ms. McCollam:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits and Financial Statement Schedules, page 74

1. It appears that schedules and exhibits related to Exhibit 10.1, the Fourth Amended and Restated Credit Agreement, dated October 4, 2006, have not been filed on EDGAR. Please refile this agreement in your next periodic report, including all related schedules and exhibits.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director